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[redacted]

13012621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J STREET, SUITE 102
(No. and Street)

OMAHA, NE 68127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHIRLEY OVERLY (402) 397-0780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD., SUITE 100, LA VISTA, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD
3/9/13

OATH OR AFFIRMATION

I, SHIRLEY OVERLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALEY SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M. SILVA
General Notary
State of Nebraska
My Commission Expires Nov 20, 2015

Heather M. Silva
Notary Public

Shirley Overly
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2012

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Haley Securities, Inc.

Table of contents

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Haley Securities, Inc., a Nebraska S Corporation, as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to claims of general creditors and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goracke & Associates P.C.

La Vista, Nebraska
January 30, 2013

HALEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	248,770
Investment in certificate of deposit		33,543
Receivable - other		1,079
CRD - Escrow		2,878
Prepaid expenses		21,354
Total current assets		307,624
FURNITURE AND EQUIPMENT		
Furniture and equipment		16,797
Less accumulated depreciation		(15,424)
Net furniture and equipment		1,373
TOTAL ASSETS	$	308,997

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	8,748
Accrued expenses		14,451
Total current liabilities		23,199
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		284,798
Total stockholders' equity		285,798
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	308,997

See accompanying notes to financial statements.

HALEY SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES		
Placement fees	$	2,762,421
Interest		314
Total revenues		2,762,735
EXPENSES		
Commissions		1,534,678
Computer services		1,028
Continuing education		19,308
Dues and subscriptions		4,474
Employee benefits		16,772
Equipment rental		1,560
Insurance		18,797
Licenses and permits		17,782
Meals and lodging		3,189
Miscellaneous		316
Office		6,249
Salary		246,421
Professional fees		140,770
Rent		12,325
Taxes - payroll		46,857
Taxes - other		800
Travel and entertainment		10,623
Utilities		10,470
Depreciation		1,339
Total expenses		2,093,758
NET INCOME	$	668,977

See accompanying notes to financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2012

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2011	1,000	$ 1,000	$ -	$ 257,821	$ 258,821
Net profit	-	-	-	668,977	668,977
Shareholder distributions	-	-	-	(642,000)	(642,000)
December 31, 2012	1,000	$ 1,000	$ -	$ 284,798	$ 285,798

See accompanying notes to financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2012

Subordinated Liabilities, December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2012	$ -

See accompanying notes to financial statements.

HALEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	668,977
Adjustments to reconcile net profit to net cash used by operating activities:		
Depreciation		1,339
Increase in investments in certificate of deposit		(133)
Decrease in receivable - other		49
Increase in CRD - Escrow		(1,768)
Increase in prepaid expenses		(4,692)
Increase in accounts payable		1,536
Increase in accrued expenses		12,743
NET CASH PROVIDED BY OPERATING ACTIVITIES		678,051
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder draws		(642,000)
NET CASH USED BY FINANCING ACTIVITIES		(642,000)
NET INCREASE IN CASH		36,051
Cash and Cash Equivalents, Beginning of the Year		212,719
Cash and Cash Equivalents, End of the Year	$	248,770
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's fund to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the declining-balance and straight-line methods over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2012 was $1,339.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Compensated Absences
Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2012 was deemed immaterial and not accrued.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2012. The federal and state income tax returns of the Company for 2011, 2010, and 2009 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2012 the Company had net capital of $259,030 which was $254,030 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .0896 to 1 at December 31, 2012.

NOTE C RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Associates Limited Partnership, and Haley Real Estate Group. They also charge for office supplies, reimbursement of shareholder's cell phone, and related legal fees. The Company is included in Dial Equities, Inc. health insurance, 401(k) plan, and they lease office space, office phone, and supplies. The Company also rents office space from an entity that is affiliated with the shareholders through common ownership. Total rent paid to that entity was $6,944 plus common area maintenance fees of $5,261 during the year ended December 31, 2012.

NOTE C RELATED PARTY TRANSACTIONS – (Continued)

Related party expenses or (revenue) for the year ended December 31, 2012:

Haley Communities Limited Partnership Fund No. 1	$ (2,252)
Blue Moon	12,205
Haley Associates LTD	4,773
Haley Real Estate Group	(6,277)
Dial Equities, Inc.	46,606
Net related party expenses	$ 55,055

The shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Associates Limited Partnership, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 1 paid placement fees of 9% for all equity raised by the Company in 2012. The placement fees (revenue) paid by Haley Communities Limited Partnership Fund No. 1 to the Company for the year ended December 31, 2012 is $2,762,421.

NOTE D CONCENTRATIONS

100% of placement fees were generated from a single equity raise completed for Haley Communities Limited Partnership Fund No. 1 for the year ended December 31, 2012 (see Note C). The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE F COMMITMENTS

The Company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Future minimum rental commitments under these non-cancellable leases are as follows as of December 31, 2012:

For the Year Ending December 31,	Office Lease	Copier Lease	Postage Meter
2013	$ 6,944	$ 5,208	$ 928
2014	7,062	4,340	232
2015	7,415		
2016	7,415		
2017	7,415		
Total	$ 36,251	$ 9,548	$ 1,160

NOTE G EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $3,822 for the year ended December 31, 2012 and included in employee benefits on the statement of operations.

NOTE H SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2012 through January 30, 2013, which is the date of the financial statements were available to be issued. There were no subsequent events requiring disclosure or recognition in the financial statements.

SUPPLEMENTAL SCHEDULES

HALEY SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
December 31, 2012

Schedule I

Aggregate Indebtedness:				
Total Liabilities			$	23,199
Total Aggregate Indebtedness				23,199
Net Capital:				
Credit items:				
Common stock	$	1,000		
Additional paid-in capital		-		
Retained earnings		284,798		285,798
Deduct Nonallowable Assets:				
Property and other assets, net of accumulated depreciation		1,373		
Prepaid and other assets		25,311		
Haircut on securities		84		26,768
Net Capital			$	259,030
Capital Requirements:				
Minimum dollar requirements			$	5,000
Net Capital exceeding requirements				254,030
Net Capital			$	259,030
Percentage of Aggregate Indebtedness to Net Capital				8.96%

HALEY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
December 31, 2012

Schedule II

Aggregate indebtedness per audit report	$	23,199
Aggregate indebtedness per FOCUS report		23,200
Difference	$	(1)
Net capital per audit	$	259,030
Net capital per FOCUS report		259,029
Difference	$	1

HALEY SECURITES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
December 31, 2012

Schedule III

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

HALEY SECURITIES, INC.
COMPUTATION OF RESERVE REQUIREMENT
December 31, 2012

Schedule IV

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTERNAL CONTROL

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTERNAL CONTROL

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Haley Securities, Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations of internal control or the practices and procedures

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. However we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Haley Securities, Inc. as of and for the year ended December 31, 2012 and this report does not affect our report thereon dated January 30, 2013.

Segregation of Duties
The Company lacks a full separation of duties considered important to a system of internal controls. This lack of separation of duties is typical in companies of this size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
January 30, 2013

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Haley Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Haley Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Haley Securities, Inc.'s management is responsible for the Haley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, less revenues reported on the FOCUS reports for the period from January 1, 2012 to December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
January 30, 2013